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                                December 4, 2020

       Simon Yu
       Chief Executive Officer
       Cannabis Strategic Ventures
       9350 Wilshire Blvd., Suite 203
       Beverly Hills, CA 90212

                                                        Re: Cannabis Strategic
Ventures
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed November 19,
2020
                                                            File No. 024-11303

       Dear Mr. Yu:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       Risk Factors
       The subscription agreement for the purchase of common stock from the Company contains an exclusive forum provision, page 20

   1. Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in
increased costs to bring a claim.
       Relationships and Related Party Transactions, page 45

   2. We note your revisions in response to prior comment 4 which appear to provide disclosure of related party
transactions through June 30, 2020. If there have been any related party transactions since
then, please revise to disclose those transactions as required by Item
 Simon Yu
Cannabis Strategic Ventures
December 4, 2020
Page 2
      404 of Regulation S-K. Also, revise to identify the related persons.
General

3. We note your response to prior comment 8. The range that you are permitted to include in the offering circular pertains to the price, not the volume, of securities to be offered, consistent with Rule 253(b). Please revise to consistently state the maximum number of shares of common stock that you are offering, rather than a range of shares or a maximum dollar amount of shares. The volume of securities to be offered, including the number of shares to be offered in the secondary offering, must fall within the limits set forth in Rules
      251(a)(1) and (3) when using the upper end of the price range. Please also have counsel revise its legality opinion, as applicable.
4. We note your revisions in response to prior comment 9 and reissue. Please revise the legality opinion filed as Exhibit 12.1 to state that the shares being offered for resale by the selling shareholders "are validly issued, fully paid and non-assessable." Refer to Section
      II.B.2.h of Staff Legal Bulletin No. 19. Please revise the price range in the opinion to be consistent with the information provided in the offering circular.
       You may contact Franklin Wyman at 202-551-3660 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any other questions.



                                                              Sincerely,
FirstName LastNameSimon Yu
                                                              Division of
Corporation Finance
Comapany NameCannabis Strategic Ventures
                                                              Office of Life
Sciences
December 4, 2020 Page 2
cc:       William Robinson Eilers, Esq.
FirstName LastName